CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Six Months Ended June 30, 2012 and May 31, 2011

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-683-6332

1

INTERNATIONAL TOWER HILL MINES LTD.

June 30, 2012 and May 31, 2011

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars - Unaudited)

		June 30,	December 31,
	Note	2012	2011

ASSETS

Current
Cash and cash equivalents		$29,881,207	$55,642,179
Marketable securities		184,000	302,500
Accounts receivable		55,773	468,806
Prepaid expenses		317,133	185,854

Total current assets		30,438,113	56,599,339

Property and equipment	3	108,768	124,744
Exploration and evaluation assets	4	178,921,357	158,041,441

Total assets		$209,468,238	$214,765,524

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$8,098,257	$10,495,049

Non-current liabilities
Derivative liability	5	21,503,010	21,153,600

Total liabilities		29,601,267	31,648,649

Equity
Share capital		215,865,086	215,865,086
Contributed surplus		23,638,284	20,673,111
Accumulated other comprehensive income		1,345,206	82,959
Deficit		(60,981,605)	(53,504,281)

Total equity		179,866,971	183,116,875

Total liabilities and equity		$209,468,238	$214,765,524

Nature of Operations and Liquidity (note 1)
Commitments (note 9)
Subsequent Events (note 11)

On behalf of the Board:

“Jeffrey Pontius” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Jeffrey A. Pontius		Mr. Anton J. Drescher

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars - Unaudited)

		Three Months Ended		Six Months ended

	Note	June 30, 2012	May 31, 2011	June 30, 2012	May 31, 2011

Expenses
Consulting fees		$193,518	$273,785	$455,379	$396,495
Depreciation		8,102	20,580	15,976	28,990
Insurance		79,598	52,099	147,843	115,658
Investor relations	6	68,475	261,488	181,986	470,279
Office		33,012	70,133	77,449	147,447
Other		17,171	29,706	39,178	64,807
Professional fees	6	126,448	199,342	253,699	351,725
Regulatory		45,469	88,282	129,179	98,248
Rent		58,753	48,436	123,617	96,183
Travel		89,208	91,556	160,620	152,704
Wages and benefits	6	2,927,131	1,207,623	6,193,303	1,896,308

Operating loss		(3,646,885)	(2,343,030)	(7,778,229)	(3,818,844)

Other items
Gain (loss) on foreign exchange		450,628	49,700	430,183	(104,718)
Interest income		29,519	317,865	114,242	587,467
Income from mineral property earn-in		-	217,660	143,330	217,660
Spin-out cost		-	-	-	(54,655)
Unrealized gain (loss) on derivative liability	5	2,159,010	-	(226,350)	-
Unrealized loss on marketable securities		(138,000)	(146,500)	(160,500)	(156,000)

		2,501,157	438,725	300,905	489,754

Net loss for the period		(1,145,728)	(1,904,305)	(7,477,324)	(3,329,090)

Other comprehensive income (loss)
Exchange difference on translating foreign operations		3,441,011	(2,487,926)	1,262,247	(5,722,410)

Other comprehensive income (loss) for the period		3,441,011	(2,487,926)	1,262,247	(5,722,410)

Total comprehensive income (loss) for the period		$2,295,283	$(4,392,232)	$(6,215,077)	$(9,051,500)

Basic and diluted loss per share		$(0.02)	$(0.02)	$(0.09)	$(0.04)

Weighted average number of shares outstanding		86,683,919	86,326,236	86,683,919	85,409,516

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(Expressed in Canadian Dollars - Unaudited)

				Accumulated
				other
	Number of		Contributed	comprehensive
	shares	Share capital	surplus	income (loss)	Deficit	Total

Balance, November 30, 2010	84,943,155	$205,891,349	$15,284,520	$(1,045,255)	$(39,135,304)	$180,995,310
Private placement	230,764	1,876,111	-	-	-	1,876,111
Exercise of options	1,475,000	5,317,550	-	-	-	5,317,550
Share-based payments	-	-	511,868	-	-	511,868
Reallocation from contributed surplus	-	2,507,392	(2,507,392)	-	-	-
Share issuance costs	-	(48,222)	-	-	-	(48,222)
Net loss	-	-	-	-	(3,329,090)	(3,329,090)
Exchange difference on translating foreign operations	-	-	-	(5,722,410)	-	(5,722,410)

Balance, May 31, 2011	86,648,919	$215,544,180	$13,288,996	$(6,767,665)	$(42,464,394)	$179,601,117
Exercise of options	35,000	229,950	-	-	-	229,950
Share-based payments	-	-	7,475,071	-	-	7,475,071
Reallocation from contributed surplus	-	90,956	(90,956)	-	-	-
Net loss	-	-	-	-	(11,039,887)	(11,039,887)
Exchange difference on translating foreign operations	-	-	-	6,850,624	-	6,850,624

Balance, December 31, 2011	86,683,919	$215,865,086	$20,673,111	$82,959	$(53,504,281)	$183,116,875
Share-based payments	-	-	2,965,173	-	-	2,965,173
Net loss	-	-	-	-	(7,477,324)	(7,477,324)
Exchange difference on translating foreign operations	-	-	-	1,262,247	-	1,262,247

Balance, June 30, 2012	86,683,919	$215,865,086	$23,638,284	$1,345,206	$(60,981,605)	$179,866,971

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars - Unaudited)

		Six Months Ended

	Note	June 30, 2012	May 31, 2011
Operating Activities
Loss for the period		$(7,477,324)	$(3,329,090)
Add items not affecting cash:
Depreciation		15,976	28,990
Share-based payments	6	2,965,173	511,868
Mineral property earn-in		(42,000)	(120,000)
Unrealized loss on derivative liability	5	226,350	-
Unrealized loss on marketable securities		160,500	156,000
(Gain) loss on foreign exchange		(293,534)	104,718
Changes in non-cash items:
Accounts receivable		413,033	(63,390)
Prepaid expenses		(131,932)	(194,224)
Accounts payable and accrued liabilities		490,826	(190,486)
Cash used in operating activities		(3,672,932)	(3,095,614)

Financing Activities
Issuance of share capital		-	7,193,661
Share issuance costs		-	(48,222)
Cash provided by financing activities		-	7,145,439

Investing Activities
Expenditures on exploration and evaluation assets		(22,529,546)	(16,592,230)
Expenditures on property and equipment		-	(70,328)
Cash used in investing activities		(22,529,546)	(16,662,558)

Effect of foreign exchange on cash		441,506	45,232

Decrease in cash and cash equivalents		(25,760,972)	(12,567,501)
Cash and cash equivalents, beginning of the period		55,642,179	123,732,627

Cash and cash equivalents, end of the period		$29,881,207	$111,165,126

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

1.	NATURE OF OPERATIONS AND LIQUIDITY

International Tower Hill Mines Ltd. (“ITH” or the "Company") is incorporated under the laws of British Columbia, Canada. The Company’s head office address is 2300-1177 West Hastings Street, Vancouver, British Columbia, Canada. International Tower Hill Mines Ltd. consists of ITH and its wholly owned subsidiaries Tower Hill Mines, Inc. (“TH Alaska”) (an Alaska corporation), Tower Hill Mines (US) LLC (“TH US”) (a Colorado limited liability company), Livengood Placers, Inc. (“LPI”) (a Nevada corporation), and 813034 Alberta Ltd. (an Alberta corporation). The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At June 30, 2012, the Company was in the exploration stage and controls a 100% interest in its Livengood project in Alaska, U.S.A.

These unaudited condensed consolidated interim financial statements have been prepared on a going-concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests. The recoverability of amounts shown for exploration and evaluation assets is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of exploration and evaluation assets. The success of the above initiatives cannot be assured. In the event that the Company is unable to obtain the necessary financing in the short-term, it may be necessary to defer certain discretionary expenditures and other planned activities.

2.	BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s audited consolidated financial statements for the period ended December 31, 2011. The Board of Directors approved these condensed consolidated interim financial statements on August 13, 2012.

Change of fiscal year end

The Company changed its fiscal year end from May 31 to December 31 during 2011. This change was made to better align the Company’s financial reporting with its operational and budgeting cycle as well as to align the financial reporting to those of other industry participants in the mineral resource exploration, development and production sectors. As a result of the Company changing its fiscal year end to December 31, these condensed consolidated interim financial statements are for the six month period ended June 30, 2012 and are presented in comparative form with the six month period ended May 31, 2011. Due to the change in year end, amounts presented in these condensed consolidated interim financial statements may not be comparable and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the period ended December 31, 2011.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

2.	BASIS OF PREPARATION (cont’d)

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of ITH and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements are presented in Canadian dollars.

Changes in accounting policy and disclosures

There are no new IFRSs or International Financial Reporting Standards Interpretations that are effective for the first time for this interim period that would be expected to have a material impact on the Company.

3.	PROPERTY AND EQUIPMENT

	Furniture
	and	Computer	Computer	Leasehold
	Equipment	Equipment	Software	Improvements	Total
Cost

Balance at December 31, 2011	$54,407	$188,252	$89,476	$17,061	$349,196
Additions	-	-	-	-	-
Disposals	-	-	-	-	-

Balance at June 30, 2012	$54,407	$188,252	$89,476	$17,061	$349,196

	Furniture and	Computer	Computer	Leasehold
	Equipment	Equipment	Software	Improvements	Total
Depreciation and impairment losses:

Balance at December 31, 2011	$(14,219)	$(103,696)	$(89,476)	$(17,061)	$(224,452)
Depreciation for the period	(4,016)	(11,960)	-	-	(15,976)
Disposals	-	-	-	-	-
Balance at June 30, 2012	$(18,235)	$(115,656)	$(89,476)	$(17,061)	$(240,428)

Carrying amounts At December 31, 2011	$40,188	$84,556	$-	$-	$124,744

At June 30, 2012	$36,172	$72,596	$-	$-	$108,768

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS

Total

Balance, November 30, 2010	$59,030,711

Deferred exploration costs:
Advance to contractors	821,501
Aircraft	346,568
Assay	1,242,070
Geological/geophysical	4,980,916
Drilling	4,621,765
Equipment rental	1,491,125
Field costs	3,070,137
Land maintenance & tenure	998,505
Legal	58,075
Surveying and mapping	160,423
Transportation and travel	144,932

Total expenditures for the period	17,936,017
Cumulative translation adjustments	(5,863,605)

Balance, May 31, 2011	$71,103,123

Total

Balance, December 31, 2011	$158,041,441

Acquisition costs:
Cash consideration	2,038,200

Deferred exploration costs:
Advance to contractors	409,956
Aircraft services	966,347
Assay	462,161
Drilling	3,743,963
Environmental	1,732,822
Equipment rental	920,269
Field costs	4,156,209
Geological/geophysical	4,623,821
Land maintenance & tenure	320,738
Legal	96,223
Surveying and mapping	118,248
Transportation and travel	40,035
17,590,792

Total expenditures for the period	19,628,992
Cumulative translation adjustments	1,250,924

Balance, June 30, 2012	$178,921,357

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Livengood Property

The Livengood property is located in the Tintina gold belt approximately 110 kilometres north of Fairbanks, Alaska. The property is approximately 145 square kilometres and consists of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases, Alaska state mining claims purchased or located by the Company and patented ground held by the Company.

Details of the leases are as follows:

•

a lease of the Alaska State mineral rights having an initial term of three years, commencing July 1, 2004 (subject to extension for two extensions of three years each) and requires work expenditures of USD 10/acre/year in years 1 – 3, USD 20/acre/year in years 4 – 6 and USD 30/acre/year in years 7 – 9 and advance royalty payments of USD 5/acre/year in years 1 – 3, USD 15/acre/year in years 4 – 6 and USD 25/acre/year in years 7 – 9. An NSR production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease. In addition, an NSR production royalty of 1% is payable to the lessor with respect to the unpatented federal mining claims subject to the lease below.

•

a lease of US federal unpatented claims having an initial term of ten years, commencing on April 21, 2003 and for so long thereafter as mining related activities are carried out. The lease requires an advance royalty of USD 50,000 on or before April 21 during each year of the initial term. An NSR production royalty of between 2% and 3% (depending on the price of gold) is payable to the lessors. The Company may purchase 1% of the royalty for USD 1,000,000.

•

a lease of patented federal claims having an initial term of ten years, and for so long thereafter as the Company pays the lessors the minimum royalties required under the lease. The lease requires minimum advance royalties of USD 20,000 on or before each of January 18, 2011 through January 18, 2016 (paid USD 40,000) and an additional USD 25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties). An NSR production royalty of 3% is payable to the lessors. The Company may purchase all interests of the lessors in the leased property (including the production royalty) for USD 1,000,000 (less all minimum and production royalties paid to the date of purchase), of which USD 500,000 is payable in cash over four years following the closing of the purchase and the balance of USD 500,000 is payable by way of the 3% NSR production royalty.

•

a mining lease of unpatented federal lode mining and federal unpatented placer claims having an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out. The lease requires payment of advance royalties USD 15,000 on or before each March 28 during the initial term (all of which minimum royalties are recoverable from production royalties). The Company is required to pay the lessor the sum of USD 250,000 upon making a positive production decision. An NSR production royalty of 2% is payable to the lessor. The Company may purchase all interest of the lessor in the leased property (including the production royalty) for USD 1,000,000.

Livengood land purchases

In December 2011, the Company completed a transaction to acquire certain mining claims and related rights in the vicinity of the Livengood Project. This acquisition included both mining claims and all of the shares of LPI. These assets were purchased for aggregate consideration of USD 36,600,000 allocated between cash consideration of USD 13,500,000 and a contingent consideration with an estimated fair value of USD 23,100,000. The contingent consideration has been accounted for as a derivative liability based on the five-year average daily gold price per troy ounce (“Average Gold Price”) from the date of the acquisition (see note 5). The contingent consideration (payable in December 2016) is USD 23,148 for every dollar that the Average Gold Price exceeds USD 720/oz. If the Average Gold Price is less than USD 720/oz, there will be no additional contingent payment. The subject ground was previously vacant or was used for placer gold mining.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Mineral property title

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken reasonable steps to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

The Company has not recorded any material provisions for environmental rehabilitation as of June 30, 2012.

5.	DERIVATIVE LIABILITY

As discussed in note 4 above, the Company acquired certain mining claims and related rights in the vicinity of the Livengood Project located near Fairbanks, Alaska. If the Average Gold Price is less than USD 720/oz, there will be no additional contingent payment. The additional contingent payment is accounted for as a derivative liability and is recognized at fair value through profit or loss (“FVTPL”).

The key assumption used in the valuation of the derivative is the estimate of the Average Gold Price. The estimate of the Average Gold Price was determined using a forward curve on future gold prices as published by the CME Group. The CME Group represents the merger of the Chicago Mercantile Exchange (CME), the Chicago Board of Trade (CBOT), the New York Mercantile Exchange (NYMEX) and its commodity exchange division, Commodity Exchange, Inc. (COMEX). Based on the inputs and assumptions used in valuing the derivative liability, it has been classified as a Level 2 financial instrument. As the derivative liability is classified as FVTPL, the change in fair value at each reporting period is recognized as a gain or loss in the condensed consolidated interim statements of comprehensive loss.

The fair value of the derivative liability and the estimated Average Gold Price in USD/oz. are as follows:

	Total	Average Gold
	USD	Price (USD/oz.)

Derivative value at December 13, 2011	$23,100,000	$1,720
Unrealized (gain) loss for the period	(2,300,000)
Derivative value at December 31, 2011	20,800,000	$1,619
Unrealized (gain) loss for the period	300,000
Derivative value at June 30, 2012	$21,100,000	$1,633

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

6.	SHARE CAPITAL

Authorized

500,000,000 common shares without par value.

Share issuances

There were no share issuances during the six months ended June 30, 2012.

Stock options

On January 9, 2012 the Company granted incentive stock options to an employee of the Company to purchase 30,000 common shares in the capital of the Company. The options are exercisable on or before January 9, 2017 at a price of $4.60 and will vest as to 10,000 shares on January 9, 2012, 10,000 shares on January 9, 2013 and the balance on January 9, 2014.

On January 3, 2012, the Company granted incentive stock options to an officer of the Company to purchase 650,000 common shares in the capital stock of the Company. The options are exercisable on or before January 3, 2017 at a price of $4.43 per share and will vest as to 216,666 shares on January 3, 2012, 216,666 shares on January 3, 2013 and the balance on January 3, 2014.

A summary of the status of the stock option plan as of June 30, 2012, and December 31, 2011 and changes is presented below:

	Six Months Ended		Year Ended
	June 30, 2012		December 31, 2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Balance, beginning of the period	7,215,000	$7.48	4,600,000	$7.24
Granted	680,000	$4.44	2,700,000	$7.87
Exercised	-	$-	(35,000)	$(6.57)
Expired	(2,885,000)	$(7.39)	-	$-
Canceled	(250,000)	$(7.09)	(50,000)	$(6.96)
Balance, end of the period	4,760,000	$7.12	7,215,000	$7.48

The weighted average remaining life of options outstanding at June 30, 2012 was 2.39 years.

Stock options outstanding are as follows:

	June 30, 2012			December 31, 2011
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable
January 12, 2012	$-	-	-	$7.95	250,000	250,000
April 14, 2012	$-	-	-	$7.34	2,635,000	2,635,000
August 19, 2012	$6.57	1,165,000	1,165,000	$6.57	1,365,000	1,365,000
January 10, 2013	$9.15	215,000	215,000	$9.15	265,000	198,750
July 28, 2013	$7.47	950,000	950,000	$7.47	950,000	950,000
May 9, 2016	$8.35	1,000,000	666,667	$8.35	1,000,000	333,333
August 23, 2016	$8.07	650,000	216,667	$8.07	650,000	216,667
November 15, 2016	$5.64	100,000	33,333	$5.64	100,000	33,333
January 3, 2017	$4.43	650,000	216,667	$-	-	-
January 9, 2017	$4.60	30,000	10,000	$-	-	-
		4,760,000	3,473,334		7,215,000	5,982,083

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

6.	SHARE CAPITAL (cont’d)

Share-based payments

During the six month period ended June 30, 2012, the Company granted 680,000 stock options with a fair value of $1,799,345, calculated using the Black-Scholes option pricing model. Share-based payment charges for the six months ended June 30, 2012 totaled $2,965,173 (May 31, 2011 - $511,868).

During the seven month period ended December 31, 2011, the Company granted 2,700,000 stock options with a fair value of $10,894,938, calculated using the Black-Scholes option pricing model. Share-based payment charges for the seven months ended December 31, 2011 totaled $7,475,071 for continuing operations.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	June 30,	December 31,
	2012	2011
Expected life of options	4 years	4 years
Risk-free interest rate	1.31%	1.77%
Annualized volatility	68.18%	71.80%
Dividend rate	0.00%	0.00%
Exercise price	$4.44	$7.87

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

Share-based payment charges for the three months ended June 30, 2012 of $997,433 (May 31, 2011 - $511,868) were allocated as follows:

	Before
	allocation of		After allocation
	share-based	Share-based	of share-based
	payment	payment	payment
Three months ended June 30, 2012	charges	charges	charges

Exploration and evaluation assets	$178,884,369	$36,988	$178,921,357
Wages and benefits	1,966,686	960,445	2,927,131

		$997,433

Share-based payment charges for the six months ended June 30, 2012 of $2,965,173 (May 31, 2011 - $511,868) were allocated as follows:

	Before
	allocation of		After allocation
	share-based	Share-based	of share-based
	payment	payment	payment
Six months ended June 30, 2012	charges	charges	charges

Exploration and evaluation assets	$178,847,380	$73,977	$178,921,357
Investor relations expense	180,506	1,480	181,986
Professional fees	253,304	395	253,699
Wages and benefits	3,303,982	2,889,321	6,193,303

		$2,965,173

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

7.	RELATED PARTY TRANSACTIONS AND BALANCES

During the six month periods ended June 30, 2012 and May 31, 2011, the Company entered into the following transactions with related parties:

Management compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities of the entity and include the Company’s non-employee Directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Administrative Officer and General Counsel, as well as certain other officers. Key management personnel compensation comprised:

	June 30, 2012	May 31, 2011
Fees, wages and benefits	$1,045,398	$579,509
Share-based payments	2,787,162	144,868
	$3,832,560	$724,377

Transactions with other related parties

Paid or accrued $23,637 (May 31, 2011 - $27,743) in professional fees, rent and administration to companies with common officers and directors.

Paid or accrued $6,000 (May 31, 2011 - $nil) in rent to an officer.

At June 30, 2012, included in accounts payable and accrued liabilities was $15,287 (December 31, 2011 - $10,946) in expenses owing to officers and directors of the Company and $4,667 (December 31, 2011 - $53,988) to companies related by common directors and officers.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC an annual retainer of $50,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). A director and shareholder of LWTLC was an officer of the Company until June 30, 2012.

8.	SEGMENTED INFORMATION

The Company has one operating segment, being the exploration and development of mineral properties. The Company’s assets are located in the United States and Canada.

	Canada	United States	Total
June 30, 2012
Exploration and evaluation assets	$-	$178,921,357	$178,921,357
Property and equipment	14,037	94,731	108,768
Current assets	29,323,837	1,114,276	30,438,113
Total assets	$29,337,874	$180,130,364	$209,468,238

Current liabilities	$122,070	$7,976,187	$8,098,257
Non-current liabilities	-	21,503,010	21,503,010
Total liabilities	$122,070	$29,479,197	$29,601,267

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

8.	SEGMENTED INFORMATION (cont’d)

December 31, 2011
Exploration and evaluation assets	$-	$158,041,441	$158,041,441
Property and equipment	16,514	108,230	124,744
Current assets	47,907,054	8,692,285	56,599,339
Total assets	$47,923,568	$166,841,956	$214,765,524

Current liabilities	$310,484	$10,184,565	$10,495,049
Non-current liabilities	-	21,153,600	21,153,600
Total liabilities	$310,484	$31,338,165	$31,648,649

Three months ended	June 30, 2012	May 31, 2011
Net loss for the period – Canada	$(1,065,058)	$(700,020)
Net loss for the period - United States	(80,670)	(1,204,285)
Net loss for the period	$(1,145,728)	$(1,904,305)

Six months ended	June 30, 2012	May 31, 2011
Net loss for the period – Canada	$(3,449,887)	$(1,207,935)
Net loss for the period - United States	(4,027,437)	(2,121,155)
Net loss for the period	$(7,477,324)	$(3,329,090)

9.	COMMITMENTS

	a)	Commitments for exploration and evaluation assets (note 4).

	b)	The Company has entered into several office and warehouse lease agreements with options to renew expiring on July 31, 2013. Future minimum lease payments for the next five fiscal years are as follows:

2013	$219,592
2014	107,222
2015	6,209
2016	6,209
2017	6,209
2018 and thereafter	6,209
$351,650

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2012 and May 31, 2011
(Expressed in Canadian dollars - Unaudited)

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	June 30, 2012	May 31, 2011

Interest paid	$-	$-
Income taxes paid	$149,690	$-

Non-cash investing and financing transactions:
Accounts payable and accrued liabilities included in exploration and evaluation assets	$7,126,965	$2,844,327

11.	SUBSEQUENT EVENTS

On July 12, 2012, the Company announced the arrangement of a non-brokered private placement financing (the “Offering”) of common shares to raise gross proceeds of up to $29.6 million. The Offering will occur in two stages. The first stage will consist of up to 9,458,308 common shares of the Company at a price of $2.60 per common share for gross proceeds of approximately $24.6 million. This portion of the financing closed on August 3, 2012. The second stage of the Offering will consist of that number of common shares that, when valued at a price equal to a 10% discount from the five day volume weighted average price for the common shares as at September 10, 2012, will equal up to $5 million (3,000,000 shares maximum). Closing of the second stage is anticipated on or before September 21, 2012.